Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
5101 Shady Oak Rd
Minnetonka, Minnesota
55343

Item 2	Date of Material Change

May 26, 2015

Item 3	News Release

News release attached as Schedule “A” was disseminated on May 26, 2015.

Item 4	Summary of Material Change

On May 25, 2015, the Company announced that the Company, its subsidiary NeuroArm Surgical Ltd., and its U.S. subsidiary, IMRIS, Inc. had each filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, please refer to the news release attached as Schedule “A” hereto.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Jay D. Miller
Title:	President and CEO
Telephone Number:	763-203-6300

Item 9	Date of Report

June 8, 2015

Schedule “A”

IMRIS Inc. and Two Subsidiaries File for Chapter 11 Protection

Company Reaches Agreement With Deerfield Management Company, L.P. to Provide Debtor-In-Possession Financing and Purchase All Operating Businesses

"Business as Usual" Operations to Continue During Chapter 11

MINNETONKA, MN, May 26, 2015 /CNW/ - IMRIS Inc.  ("IMRIS" or "the Company") today announced that the Company, its subsidiary NeuroArm Surgical Ltd., and its U.S. subsidiary, IMRIS, Inc. have each filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

As part of the filing, IMRIS announced that subject to a marketing process and Court approval, it intends to sell its business operations to an affiliate of Deerfield Management Company, L.P. ("Deerfield").  In addition, the Company has secured a commitment for debtor-in-possession financing from Deerfield, which, in addition to IMRIS's ongoing cash flow, will ensure it is able to continue meeting its financial obligations throughout the Chapter 11 case.  During this time, IMRIS intends to conduct a marketing process for its operating businesses.

"IMRIS, like many of its competitors, has been undergoing rapid changes which have hindered its ability to operate profitably on a long-term basis as currently structured," stated Jay D. Miller, chief executive officer of IMRIS.   "A combination of significant fixed operating costs allocated to research and development of new technologies and variability in timing of receipt of customer payments as a result of the long and delayed installation timeframes of the Company's products have contributed to on-going operating losses, a deterioration in liquidity and an erosion in equity value for IMRIS."  Miller added that "we are encouraged with the opportunity that Deerfield provides for not only our product lines, but also our key suppliers and vendors, customers and our dedicated employees throughout the world."  The sale to Deerfield will be subject to a marketing process and approval by the Bankruptcy Court, and it is expected that the sale will close sometime in late summer, 2015.

During the interim, IMRIS expects that Chapter 11 protection will enable the Company to conduct its business operations in the ordinary course. To that end, the Company is seeking approval from the court for a variety of First Day and other initial motions, including requests to make wage and benefit payments to employees, continuation of its customer programs and the payment of all creditors in the ordinary course.

None of IMRIS's other operating subsidiaries outside of the United States and Canada are subject to the Chapter 11 proceedings, and they will continue to operate in the ordinary course of their businesses.

Additional information on the filing can be found at the Claims Agent's website at www.kccllc.net/IMRIS.

SOURCE IMRIS Inc.

%CIK: 0001489161

CO: IMRIS Inc.

CNW 08:26e 26-MAY-15